UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ARCELLX, INC.

(Name of Subject Company (Issuer))

RAVENS SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03940C100

(Cusip Number of Class of Securities)

Keeley Cain Wettan
Executive Vice President, General Counsel, Legal and Compliance
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404
650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ravens Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (“Arcellx” or the “Company”), at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of Arcellx’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Antitrust”:

“On March 16, 2026, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on March 31, 2026. Accordingly, the condition in Section 13 — “Conditions of the Offer” of the Offer to Purchase requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.

Under part I chapter VII of the Act against Restraints of Competition, certain acquisitions may not be consummated until certain information has been furnished for review by the German Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. Parent submitted a notification to the FCO on March 13, 2026. The FCO informed Parent on March 19, 2026 that the Transactions do not require notification, and Parent withdrew the notification on March 24, 2026.

Under the Austrian Federal Cartel Act, the completion of certain acquisitions, including Purchaser’s purchase of Shares pursuant to the Offer, is conditional upon either (i) the expiry of the statutory waiting period (four weeks) without the Federal Competition Authority (“FCA”) or the Federal Cartel Attorney having requested an in-depth investigation of the Transactions by the Cartel Court; or (ii) the waiver by the FCA and the Federal Cartel Attorney of their right to request an in-depth investigation of the Transactions by the Cartel Court. Parent submitted a notification to the Austrian competition authorities on March 16, 2026.

Consummation of the Offer and the Merger is subject to Section 50 of the Competition and Consumer Act 2010 (Cth) (the “CCA”), which requires that all acquisitions of shares or assets that exceed the thresholds set out in the Competition and Consumer (Notification of Acquisitions) Determination 2025 must be notified to, and obtain approval from the Australian Competition and Consumer Commission (the “ACCC”) prior to consummation. Parent formally filed a notification of the Transactions with the ACCC on March 19, 2026.”

(b)	Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by amending and restating the section entitled “Legal Proceedings Relating to the Tender Offer” as follows:

“Legal Proceedings Relating to the Tender Offer.

Since the initial filing of the Schedule 14D-9, two complaints were filed in the Supreme Court of the State of New York by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Hamilton v. Arcellx, Inc. et al., 651601/2026 (N.Y. Sup. Ct.) (filed March 16, 2026); and Malone v. Arcellx, Inc. et al., 651646/2026 (N.Y. Sup. Ct.) (filed March 18, 2026) (collectively, the “NY Stockholder Litigation”). Each of the complaints in the NY Stockholder Litigation alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and asserts New York common law claims for negligence and negligent misrepresentation and concealment against the defendants. Since the initial filing of the Schedule 14D-9, the Company also received sixteen demand letters from purported holders of Shares (such letters, together with the NY Stockholder Litigation, the “Litigation Matters”).

The plaintiffs in the NY Stockholder Litigation seek various remedies, including enjoining the closing of the Transactions until the defendants disseminate a Schedule 14D-9 that does not contain false and misleading statements; in the event the Transactions are consummated, rescinding the Transactions or awarding actual and punitive damages to the plaintiffs; awarding the plaintiffs reasonable attorney’s fees and experts’ fees and expenses; and granting such other relief as the court may find just and proper. Each demand letter alleges disclosure deficiencies in the Schedule 14D-9 and demands issuances of corrective disclosures. Parent believes that the claims asserted in the Litigation Matters are without merit.

As of April 1, 2026, Parent was not aware of the filing of any other lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or the Company will not necessarily announce such additional filings or submissions.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On April 1, 2026, Parent announced an extension of the Expiration Date until 5:00 p.m., Eastern Time, on April 24, 2026, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on April 2, 2026. In case the Offer is extended again, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. The procedures regarding the extension of the Expiration Date are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

The Depositary has advised Parent and Purchaser that, as of 5:00 p.m., Eastern Time, on March 31, 2026, approximately 4,389,763 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 7.5% of the outstanding Shares as of such date and time.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

All references to “one minute after 11:59 p.m., Eastern Time, on April 2, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on April 24, 2026.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(E)	Press Release issued by Parent, dated April 1, 2026.

Index No.
(a)(1)(A)*	Offer to Purchase, dated as of March 6, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published March 6, 2026 in The New York Times.
(a)(5)(A)*	Joint Press Release of Parent and Arcellx, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(B)*	Email message from Parent to Parent investors, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(C)*	LinkedIn post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(D)*	X post made by Parent on February 23, 2026 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 23, 2026).
(a)(5)(E)**	Press Release issued by Parent, dated April 1, 2026.
(b)	Not applicable.
(d)(1)*	Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(2)*	Collaboration and License Agreement, dated December 8, 2022, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(3)*	Amendment No. 1 to Collaboration and License Agreement, dated November 15, 2023, by and between Arcellx and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(4)*	Common Stock Purchase Agreement, dated December 8, 2022, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.23 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023).
(d)(5)*	Common Stock Purchase Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.19 of Arcellx’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024).
(d)(6)*	Amended and Restated Standstill Agreement, dated November 15, 2023, by and between Arcellx and Parent (incorporated by reference to Exhibit 10.20 of Arcellx’s Annual Report on Form 10-K filed with the SEC on February 28, 2024).
(d)(7)*	Form of Contingent Value Rights Agreement, by and among Parent, Arcellx and the Rights Agent (incorporated by reference to Annex III of Exhibit 10.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(8)*	Form of Tender and Support Agreement, by and among Parent, Purchaser and certain Stockholders of Arcellx (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 23, 2026).
(d)(9)*	Confidentiality Agreement, dated as of February 18, 2026, by and between Parent and Arcellx.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed on March 6, 2026 as an exhibit to the Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2026

RAVENS SUB, INC.

By:	/s/ Keeley Cain Wettan
	Name:	Keeley Cain Wettan
	Title:	Vice President and Secretary

GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	Executive Vice President and Chief Financial Officer